UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 6, 2013

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

                                      Form 20-F                 X                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899 AND 333-183110) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following information:

Exhibit No.	Description
99.1	Barclays PLC Restated 2012 Financial Statements.

99.2

Consent of PricewaterhouseCoopers LLP to the incorporation by reference of its audit report contained in the Barclays PLC Restated 2012 Financial Statements into certain registration statements of Barclays PLC and Barclays Bank PLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 6, 2013	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 6, 2013	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Joint Secretary